                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2*)

                              ---------------------

                            Douglas & Lomason Company
                            (Name of Subject Company)

                          Magna Acquisition Corporation
                                    (Bidder)

                     Common Stock, Par Value $2.00 Per Share
                         (Title of Class of Securities)
                                    258777101
                      (CUSIP Number of Class of Securities)

                              ---------------------

                                J. Brian Colburn
                   Executive Vice President, Special Projects
                                  and Secretary
                            Magna International Inc.
                            36 Apple Creek Boulevard
                                Markham, Ontario
                                 Canada L3R 4Y4
                                 (906) 477-7766
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                              ---------------------

                                   Copies to:

                                Scott M. Freeman
                                 Sidley & Austin
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 906-2000


/*/ Constituting the final amendment to Schedule 14D-1.

                                      14D-1





   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MAGNA ACQUISITION CORPORATION, TAX ID NO.: 38-3308729

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)      /X/
                                                                 (B)      / /
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC (FROM PARENT)

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          MICHIGAN, U.S.A.

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,837 SHARES OF COMMON STOCK

   8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           / /

   9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          96.3%

   10     TYPE OF REPORTING PERSON
          CO

                                      14D-1




   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MAGNA INTERNATIONAL INC., TAX ID NO.: NOT APPLICABLE.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (A)      /X/
                                                               (B)      / /
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          ONTARIO, CANADA

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,177,537 SHARES OF COMMON STOCK

   8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           / /

   9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          98.4%

   10     TYPE OF REPORTING PERSON
          CO

Magna Acquisition Corporation (the "Purchaser") and Magna International Inc. ("Parent") hereby amend and supplement their combined Tender Offer Statement on
Schedule 14D-1 (the "Statement"), originally filed on September 5, 1996, as amended by Amendment No. 1 filed on September 23, 1996, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $2.00 per share, of Douglas & Lomason Company, a Michigan corporation, as set forth in this Amendment No. 2 which constitutes the final amendment to the Statement. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6(b) and (c) is hereby amended by the addition of the following paragraph:

                  The information contained in the press release issued by Parent on October 3, 1996, a copy of which is attached hereto as Exhibit (a)(11), is incorporated herein by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11 is hereby amended to add the following exhibit:

                  (a)(11) Text of press release issued on October 3, 1996.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1996

                                  MAGNA ACQUISITION CORPORATION

                                  By: /s/ J. Brian Colburn
                                      ------------------------
                                      Name:  J. Brian Colburn
                                      Title: Secretary

                                  By: /s/ Graham J. Orr
                                      ------------------------
                                      Name:  Graham J. Orr
                                      Title: Treasurer

                                  MAGNA INTERNATIONAL INC.

                                  By: /s/ J. Brian Colburn
                                      -------------------------
                                      Name:  J. Brian Colburn
                                      Title: Executive Vice-
                                             President, Special
                                             Projects and
                                             Secretary

                                  By: /s/ Graham J. Orr
                                      -------------------------
                                      Name:  Graham J. Orr
                                      Title: Executive Vice-
                                             President,
                                             Corporate
                                             Development

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                              EXHIBIT
-------                             -------

(a)(11)                             Text of Press Release
                                    issued on October 3, 1996